

ONEVA

2019 Report

Dear investors,

As Essential Service Providers regulated by the CA Dept of Social Services, Oneva and caregivers on the Oneva Platform will be part of the solution to get America back up and running. We have Covid-specific policies for caregivers, new mobile app screens to drive proper actions, and now use videoconferencing for both customer and caregiver outreach and contact to reduce risk. Although there is no doubt that Covid put the country and Oneva on hold for a few months, we'll come roaring out of this and look forward to providing 100% FBI background checked care to as we roll through phase 2 recovery and beyond to help you and your family balance work and family life.

We need your help!

Ask your Northern California employer to contact Filice at askcindy@filice.com (filice is local Acrisure division) and ask them for the Oneva Concierge Care platform as an employee wellness benefit.

Sincerely,

Anita Gardyne
CEO and Co-Founder

Robert P. Gardyne
CTO and Co-Founder

Our Mission

We want to generate millions of living wage jobs, let elders age in their homes, and let workers stay in the workforce. The demand for in-home care is only going to grow: globally, our population is increasing in size and age. In the U.S. alone, the 65+ population is projected to grow from 48M to 88M by 2050. That's a lot more people who will need care – as the first in-home care company for large organizations, we're well-positioned to turn this opportunity into a massive business.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Launched redesigned platform with enterprise grade privacy and security
- Negotiated a contract with Acrisure to distribute Oneva to SMBs in Northern Ca with 180 brokers/producers.
- USPTO granted our patent on booking in-home care with considerations for trust and safety.

The Bad

- Acrisure contract took until February when it was expected before Christmas due to need for holding company approval
- Covid shelter-in-place caused many potential customers to defer signup in spite of strong interest in webinars
- Reforecast client acquisition and revenues with longer adoption curves, especially during Phase 1 and 2 covid recovery

2019 At a Glance

January 1 to December 31


$$$$

$3,416 [92%]
Revenue



-$600,182
Net Loss


IOU!

$141,217 +14%
Short Term Debt



$0
Raised in 2017



$88,125
Cash on Hand
As of 06/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Today's adults juggle caring for aging parents and children while working full-time. Oneva makes finding trusted in-home care easy with our platform to find, book, and pay high-quality caregivers as an employee benefit. In 2017, we finished a year-long pilot at Microsoft. As a result, we re-architected our platform to provide enterprise-grade security and privacy and created new mobile applications OnevaMe and OnevaPro for our customers and caregivers. We also pivoted to a pure platform offering where all caregivers are independent business operators. We completed platform redesign in late 2019 and piloted the new software on a small base of existing customers to work out teh kinks.

In December of 2019 we entered into contract negotiations with Acrisure, the 9th largest insurance broker in the United States, to distribute the Oneva platform to small/medium businesses in Northern California. We signed an exclusive distribution contract with Acrisure in February 2020 and trained Northern and Southern California Acrisure insurance brokers at annual sales conferences in four cities in March. New sales through Acrisure acquired four contracts with local enterprises for care that we started rolling out when Covid shelter in place delayed rollout as employees stayed home.

We're ready to re-engage a reemerging workforce with care and support as they go back to work starting in June..

We want to generate millions of living wage jobs, let elders age in their homes, and let workers stay in the workforce. The demand for in-home care is only going to grow: globally, our population is increasing in size and age. In the U.S. alone, the 65+ population is projected to grow from 48M to 88M by 2050. That's a lot more people who will need care – as the first in-home care company for large organizations, we're well-positioned to turn this opportunity into a massive business.

Milestones

Oneva, Inc. was incorporated in the State of Delaware in January 2014.

Since then, we have:

- Four years in business serving the in-home care market.
- Completed year-long pilot for Microsoft SF Bay Area employees providing 1,876 hours of care.
- Runner-up at TechCrunch Disrupt SF 2017.
- Winner Best Startup Silicon Valley 2015.
- CEO is ~11th black woman to raise over $1M in U.S. history and has extensive finance and executive experience at Levi's, Pacific Bell, IDG, Quantum, and UC Berkeley.
- CTO has over 30 years of engineering management at 12 Silicon Valley companies, and three exits (including Xros to Nortel for $3.25B in 2000).
- Oneva has two patents: concierge care platform and personal video commercial studio.
- Signed broker contract with Acrisure in February 2020
- Signed three enterprise customers in SF Bay Area in March 2020
- Signed one more enterprise customer in May 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,416 compared to the year ended December 31, 2018, when the Company had revenues of $44,148.70. Our gross margin was -251.64% in fiscal year 2019, compared to 76.26% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $87,779, including $2,215 in cash. As of December 31, 2018, the Company had $100,492 in total assets, including $9,428 in cash.
- *Net Loss.* The Company has had net losses of $600,182 and net losses of $419,985 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $2,455,160 for the fiscal year ended December 31, 2019 and $1,854,469 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,589,500 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Oneva, Inc. cash in hand is $88,125, as of June 2020. Over the last three months, revenues have averaged $1,651/month, cost of goods sold has averaged $2,206/month, and operational expenses have averaged $70,877/month, for an average burn rate of $71,432 per month. Our intent is to be profitable in 9 months.

We acquired a PPP loan to bridge to the start of covid recovery phase 2 when we expect people to go back to work but need considerable support and resources to help with children and elders, who may see facilities open later.

We expect very flat and minimal revenue through the end of June with strong rise starting in September and a big jump next January with open enrollment. Covid makes forecasting more difficult that usual but we are shooting for $1M in 2020 revenue with expenses ramping up from $70K/month to about $120K per month with additional staff needed for growth.

We have additional forms of capital available in further convertible notes in the business as well as anticipated seed round funding later this year.

Net Margin: -17,570% **Gross Margin: -252%** **Return on Assets: -684%** **Earnings per Share: -$66,686.89**

Revenue per Employee: $427 **Cash to Assets: 3%** **Revenue to Receivables: ~** **Debt Ratio: 2,797%**

Oneva_2019_Financials.xlsx

Oneva__Inc._Financial_Statements-_Reviewed__1_.pdf

We ❤ Our
84 Investors

Thank You For Believing In Us

Keith Newman
Joseph Lancaster
David Brown
Antonio Capela
Zaheer A Zaidi
Jabbar Wesley
Carol R Christy
William Bogle
Chittaranjan Desai
Elois FULLER
Yonasan Schwartz
Barbara Brigham

Johnson Hor
Dilraj Ghumman
Rumae Gemstones
Jeanna Motmans
Diane Green
Julian Little
Ronald Manuel Colombo Jr
Gloria Su
Kenneth Roth
Roman Malyugin
Casey O'Connor
Jason Noble

Julian E. Metcalf
William Bahl
Michael Riepen
Baron Huntington
Marvie Darden
Jasmine Brennan
Lula M Dodd
Derek Vasapollo
Gerald Rhoades
Michael Johnson
Bruce Zakee Rasheed
Patrick Enweronye

Jason Cheng
Sparkle Williams
Dan Wolf
Trasey Green
Darly M LUELLEN
June Riley
Pamela Calvert
Masroor Khan
Richard W. Richardson, A...
Hashim Bharoocha
Kyle Horton
Leland Fiegel

Aalap Sharma
Shawn Logue
Lisa Bass Cooper
Loryn Higgins
Marek Vrba
Katherine Gledhill
Robert Gardyne
Sharon Leonard
Susan Parker
Lloyd Jacobs
Nixon Augustin
Mayuresh Kshirsagar

Sumant Chhunchha
Derrick Bydume
Vaughn Adams
Marleny Franco
Brian McKeown
Richard Powers
Jesus Aguilar
Ronald Mitzel
Charles Irsch
Aislinn Elyssa Mangan
Casandra Kennedy
Dharma Sai Teja Punna

Benjamin Baller
Andrew Li
Oona Simone
Paul Varkey
Garnell Paulk III
Kristen Foery
Michael Dorra
Amy Cima
Mercedita Oducado
Brian T. Stires
Michael Danielson
Jiwon Moon

Thank You!

From the Oneva Team



Anita Gardyne
CEO and Co-Founder



Robert P. Gardyne
CTO and Co-Founder



Will Carpenter
Engineering Manager

Manages team of two. Manages aspects of network/IT security, hardware, QA, and operations at Oneva.



Ronald Colombo Jr.
Sr Software Engineer

Specialties: C++, Networking, Visual Studio 2008, Visual Studio 2010, SDL DirectX.



Mariia Choban
QA Engineer



Ariel Karlin
Head Concierge



Patrik Korzinski
Software Manager



Joseph Latu
Sourcer Support

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Robert Page Gardyne	CTO @ Oneva, Inc.	2015
Anita Gardyne	CEO @ Oneva, Inc.	2014

Officers

OFFICER	TITLE	JOINED
Robert Page Gardyne	CTO	2015
Anita Gardyne	President CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Anita Gardyne	9,000,000 Common Stock	91.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2016	$108,000		Section 4(a)(2)
02/2017	$347,000		Section 4(a)(2)
01/2015	$191,000		Section 4(a)(2)
08/2015	$462,500		Section 4(a)(2)
08/2017	$421,000		Section 4(a)(2)
06/2020	$1,060,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/31/2015	$191,000	6.0%	33.0%	None	01/31/2017
08/19/2015	$462,500	6.0%	20.0%	$4,000,000	08/19/2017
11/27/2016	$108,000	6.0%	20.0%	$8,000,000	11/27/2018
02/14/2017	$347,000	6.0%	20.0%	$8,000,000	02/14/2019
08/31/2017	$421,000	6.0%	20.0%	$12,000,000	08/31/2019
06/01/2020	$1,060,000	6.0%	20.0%	$13,000,000	10/31/2020

Outstanding Debts

None.

Related Party Transactions

Name	Gardyne, Don and Alison
Amount Invested	$11,000
Transaction type	Convertible Note
Issued	01/31/2015
Interest	6.0 per annum
Discount rate	33.0
Maturity	01/31/2017
Valuation cap	None
Relationship	CTO's brother and sister-in-law

This note has matured and is in the process of being extended further.

Name	Darden Family Trust
Amount Invested	$120,000
Transaction type	Convertible Note
Issued	03/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	09/07/2019
Valuation cap	$12,000,000
Relationship	Family trust controlled by founder's family

Name	CTO's brother and sister-in-law
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	05/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	05/01/2020
Valuation cap	$12,000,000
Relationship	CTO's brother and sister-in-law

Name	Gardyne, Donald and Alison
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	02/25/2020
Interest	6.0 per annum
Discount rate	20.0
Maturity	10/31/2020
Valuation cap	$13,000,000
Relationship	Brother in law of CTO/founder

Name	Darden Family Trust
Amount Invested	$733,000
Transaction type	Convertible Note
Issued	04/20/2020
Interest	6.0 per annum
Discount rate	20.0
Maturity	10/31/2020
Valuation cap	$13,000,000
Relationship	Trust controlled by founder's family

Raised as twenty-five (25) separate investments in Note 6 totaling $733,000 over an 18 month period

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,653,978	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	189,611

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We collect and store client data, including personally identifiable information of our customers and employees, in our data centers and on our networks. While we have never experienced a network security breach, should one happen our client data may be exposed, harming our business operations and potentially causing cancelation of enterprise contract(s) or even fines.

If contractor caregivers are re-classified as employees by state government agencies, that will lead to increases in COGS in the form of payroll taxes and worker's comp. Increased COGS would drive up client prices likely 16-45%, which could significantly and adversely impact adoption, retention and revenue.

High levels of overall market employment tend to drive up caregiver wages, as it decreases caregiver supply. Lack of nearby available caregivers could drive up transit time, and decrease caregiver reliability and client satisfaction, and ultimately hurt the company's growth and revenues.

Google owns near-market competitors Care.com, Honor, and ThumbTack. Google has the resources to fund the massive pivot to business model that it would take to move Care.com to a competitive enterprise posture. Google could also rebrand or pivot Honor or Thumbtack to be more competitive, which may hurt our growth and revenues.

Current extensive enterprise relationships are extremely dependent on the CEO's extensive networking, and the technology and architecture are extremely dependent on the CTO/Head of Product. Protracted illness or loss of either CEO or CTO before Sales and Engineering Management roles are filled under them would cripple Oneva.

If an enterprise contract is not awarded or is awarded with an implementation schedule that doesn't generate significant revenue and income within a year of this funding we will not generate the revenue we expect to and company operations could be jeopardized.

Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A network security breach at Oneva or supplier exposes European citizen's personal data, and a poor response results in a violation of the EU's Protection Data Requirements. Violations of GDPR can result in fines up to 4% of revenue if enforceable, and could have adverse impact on enterprise contracts.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Oneva, Inc.

- Delaware Corporation
- Organized January 2014
- 8 employees

55 Santa Clara Ave., #148
Oakland CA 94611

Www.oneva.com

Business Description

Refer to the Oneva profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Oneva has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/oneva/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*